SCHEDULE “B”

Supplementary Information

QUARTERLY REPORT

for the period ended January 31, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – JANUARY 31, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS, YEAR TO DATE

Expenses

The breakdown is provided on the income statement.

Deferred Costs

See notes to financial statements.

2.

RELATED PARTY TRANSACTIONS, YEAR TO DATE

Henk Van Alphen, President – management fees	$24,000.00
Marla Ritchie, Corporate Secretary – administration fees	15,000.00
Ken Carter, Director – geological fees	2,975.00
A law firm of which a director is a partner – legal fees	61,490.00

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Securities Issued in the Quarter

The following securities were issued during the quarter:

    Private placement of 3,565,000 units at a price of $1.65 per unit raising gross proceeds of $5,882,250.  Each Unit consists of one common share and one-half of a common share purchase warrant.  Each full warrant is exercisable to acquire one additional common share at a price of $2.25 per share until December 10, 2004.

    The Agents received an aggregate commission of $61,004 in cash plus 176,927 Units and Pacific International Securities Inc., as lead Agent, received a corporate finance fee of $30,000.  In addition, the Agents received agents’ options (the “Agents’ Options”) entitling the Agents to purchase up to 356,500 units of the Company (“Agent’s Units”) at a price of $1.70 per Agents’ Unit until December 10, 2004.  Each Agents’ Unit consists of one common share and one-half of a common share purchase warrant, with each full warrant being exercisable to acquire one additional common share at a price of $2.30 until December 10, 2004.

    2,001,686 common shares were issued for cash upon the exercise of 2,001,686 warrants to net the Company $2,411,735

    300,000 shares were to be issued for property payments and data acquisition

    50,000 stock options were exercised to net the treasury $62,500

The following incentive stock options were issued during the quarter:

    On January 27, 2004, 900,000 stock options were granted at an exercise price of $2.35 for a period of two years, expiring January 27, 2006:
Name of Optionee	Position	No. of Optioned Shares
Henk Van Alphen	President & Director	87,500
Kenneth Carter	Director	75,000
Leonard Harris	Director	75,000
Marla Ritchie	Corporate Secretary	50,000
Robert Evans	Employee	25,000
David Shaw	Consultant	100,000
Lorne Hunter	Consultant	75,000
Gary Belik	Consultant	75,000
Euromerica Capital Group	Consultant	100,000
GF Consulting Corp.	Consultant	87,500
516022 BC Ltd.	Investor Relations	150,000

Securities Issued for the Year to Date

Date of Issue	Type of Security	Number of Securities	Price per Security	Commission /Discount	Net Proceeds to Company	Reason for Issuance
Nov 03/03	Warrants	4,900	$1.60	None	$7,840.00	Warrant exercise
Nov 13/03	Warrants	11,500	$1.30	None	$14,950.00	Warrant exercise
Nov 18/03	Warrants	72,531	$1.60	None	$116,049.60	Warrant exercise
Nov 20/03	Warrants	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 03/03	Warrants	1,200	$1.60	None	$1,920.00	Warrant exercise
Dec 03/03	Warrants	20,000	$1.60	None	$32,000.00	Warrant exercise
Dec 04/03	Warrants	15,000	$1.60	None	$24,000.00	Warrant exercise
Dec 10/03	Units	3,565,000	$1.65	None	$5,882,250.00	Private Placement
Dec 10/03	Brokers Units	176,927	$1.65	None	$291,929.55	Private Placement
Dec 10/03	Warrants	750,000	$1.60	None	$1,200,000.00	Warrant exercise
Dec 10/03	Warrants	5,000	$1.60	None	$8,000.00	Warrant exercise
Dec 11/03	Warrants	10,000	$1.60	None	$16,000.00	Warrant exercise
Dec 12/03	Warrants	2,500	$1.60	None	$4,000.00	Warrant exercise
Dec 16/03	Warrants	3,300	$1.60	None	$5,280.00	Warrant exercise
Dec 18/03	Common	200,000	$2.65	None	$530,000.00	Property payments
Dec 19/03	Warrants	10,000	$1.30	None	$13,000.00	Warrant exercise
Dec 19/03	Warrants	27,500	$1.60	None	$44,000.00	Warrant exercise
Dec 23/03	Warrants	96,154	$1.60	None	$153,846.40	Warrant exercise
Dec 23/03	Warrants	40,000	$2.02	None	$80,800.00	Warrant exercise
Dec 24/03	Warrants	11,577	$1.30	None	$15,050.10	Warrant exercise
Jan 07/04	Warrants	115,500	$2.02	None	$233,310.00	Warrant exercise
Jan 20/04	Common	100,000	$1.98	None	$198,000.00	Data acquisition
Jan 21/04	Warrants	92,024	$2.02	None	$185,888.48	Warrant exercise
Jan 21/04	Warrants	140,000	$0.35	None	$49,000.00	Warrant exercise
Jan 22/04	Warrants	180,000	$0.35	None	$63,000.00	Warrant exercise
Jan 28/04	Options	50,000	$1.25	None	$62,500.00	Option exercise
Jan 28/04	Warrants	388,000	$0.35	None	$135,800.00	Warrant exercise

4.

SUMMARY OF SECURITIES AS AT JANUARY 31, 2004

Authorized Capital

100,000,000 common shares without par value

Number and Recorded Value for Shares Issued and Outstanding

32,705,409 common shares at a recorded value of $22,093,341.

Outstanding Options

    330,000 stock options exercisable at $1.48 until November 29, 2004
    1,070,000 stock options exercisable at $1.83 until May 13, 2004 (205,0000 subsequently exercised)
    250,000 stock options exercisable at $0.93 until July 29, 2004
    50,000 stock options exercisable at $1.25 until September 17, 2004 (subsequently exercised)
    400,000 stock options exercisable at $1.90 until October 24, 2005 (100,000 subsequently exercised)
    900,000 stock options exercisable at $2.35 until January 27, 2006

Outstanding Warrants

    100,000 warrants exercisable at $0.35 to February 19, 2004 (subsequently exercised)
    1,782,500 common share purchase warrants exercisable at $2.25 until December 10, 2004
    88,463 Agents Commission warrants exercisable at $2.25 until December 10, 2004
    356,500 Agents Units exercisable at $1.70 until December 10, 2004

Shares in Escrow or Pooling Agreements

None.

5.

LIST OF DIRECTORS & OFFICERS AS AT JANUARY 31, 2004

Directors	Officers
Henk Van Alphen, Victoria, B.C. Leonard Harris, Stamford, Connecticut John A Toffan, West Vancouver, BC Ken M. Carter, North Vancouver, BC Lawrence W.E. Talbot, Richmond, BC	Henk Van Alphen, President Ken M. Carter, Chief Financial Officer Marla K. Ritchie, Corporate Secretary

SCHEDULE “C”

Management Discussion & Analysis

QUARTERLY REPORT

for the period ended January 31, 2004

CARDERO RESOURCE CORP.

QUARTERLY REPORT – JANUARY 31, 2004

1.

DESCRIPTION OF BUSINESS

Cardero Resource Corp. is in the mineral exploration business.  The properties in which the Company has, or has the right to acquire, an interest are described in note 6 to the audited financial statements dated October 31, 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

General

Cardero’s general and administrative costs for the three months ended January 31, 2004 were $1,176,346 as compared to $159,230 for the corresponding period in 2003. The main component of the 2004 costs was stock based compensation of $900,000. This is a non-cash item, the calculation of which is described in the notes to the financial statements. There is no comparative figure in the 2003 numbers. The cash general and administrative costs for 2004 were $276,346 as compared to $159,230 for 2003.  The largest component of the 2004 cash costs was promotion and shareholder information of $112,489.  This reflects the costs of two part-time in-house people to answer investor calls and attend investment conferences and, includes the cost of a European road show in December 2003.  Professional fees of $82,715 include legal fees of $51,490 (paid to a law firm of which a director is a partner) and $24,000 paid to David Shaw for geological consulting fees.

The Company has been very active over the past year and the present level of administration costs can be expected to continue.

The Company’s surplus funds are placed in short term bankers’ acceptance and this resulted in interest income for the quarter of $51,284.

Overall the loss for the period was $1,125,062 or $0.04 per share as compared to $153,385 or $0.01 per share for 2003.

The Company spent $799,386 (net of receipts) on its resource properties in the quarter and issued shares with a deemed value of $728,000 for resource property acquisition. These expenditures are described below under exploration activities. There were no significant dispositions of resource properties in the period.

The Company had working capital of $10.8 million at January 31, 2004. For a discussion of the liquidity and solvency of the Company please see section five.

Exploration Activities

Anglo Joint Venture, Mexico

The Company announced on April 9, 2003, that it had entered into an agreement with Anglo American Mexico, S.A. DE C.V (“Anglo”) to explore and develop projects in Mexico.  The target area was identified by Cardero as having the potential to host large copper-gold deposits and is defined in the agreement as an Area of Interest measuring approximately 50,000 square kilometres in size. The terms of the agreement provide that Anglo will manage and fund expenditures for exploration and acquisition of mineral concessions within the Area of Interest and that Anglo can earn a 70% interest in the mineral concessions (and a Mexican Newco to be formed to hold the properties) so acquired by incurring exploration expenditures of not less than US$2,500,000 according to the following schedule:

    by December 1, 2003:           US$    200,000
    by December 1, 2004:           US$    600,000
    by December 1, 2005:           US$    1,300,000
    by December 1, 2006:           US$    2,500,000

On November 26, 2003, the Company announced the signing of an amending and supplementing agreement with Anglo American Mexico S.A. de C.V. with respect to its joint venture agreement. The amending agreement covers the same Area of Interest referred to in the original agreement and corresponds to an area of approximately 50,000 square kilometres in the Baja California Norte area of Mexico. The original contract, which required Anglo to spend $2.5-million (U.S) to earn a 70-per-cent interest, has been amended to reflect an increase in the Anglo expenditure requirement to $3.7 million (U.S.) to earn a 70-per-cent interest. In consideration for the increase in expenditures, the Company has agreed to include five additional mineral claims totalling 4,950 hectares in the joint venture Area of Interest.

The Anglo joint venture Area of Interest includes the lower Cretaceous Alisitos Arc of Baja California Norte. This belt of rocks shows geological similarities to the central Andean coastal iron belts of Chile and Peru which host several producing iron-oxide-copper-gold (IOCG) deposits including the Candelaria deposit containing approximately 475 million tonnes at 0.95 per cent copper. During 2003 Anglo completed initial targeting using regional geophysical, geological and geochemical datasets in conjunction with remote sensing (Landsat/Aster), and structural analyses. The program highlighted 31 target areas for ground acquisition and follow-up. The targets were screened using reconnaissance stream sediment geochemistry (884 samples), geological prospecting and mapping, a ground gravity survey (430 stations) and an airborne magnetics and radiometrics survey. The combination of these studies identified several large, zoned hydrothermal systems with associated IOCG style mineralization.

In the Anglo joint venture the most advanced target to date is the San Fernando prospect. San Fernando is a hydrothermal system of approximately 30 square kilometres comprising multiple structurally controlled and replacive IOCG occurrences, the largest of which is traceable over 800 metres. Geophysical surveys indicate that mineralization occurs within a zone of having coincident high frequency magnetic and gravity anomalies. Modelling and interpretation of geophysics data at San Fernando are in progress to prioritize drill targets.

Other targets in the Anglo joint venture include Picale, El Cuervito, El Encanto Fault zone, and, the Manto Amargosa.

At Picale mapping has identified a hydrothermal system approximately 20 square kilometres in size. Picale contains more than 20 copper showings, many of which appear to be associated with low-angle structures over approximately nine kilometres of strike length and 200 metres of vertical section. Chip samples from parts of the Picale mineralized system returned the following values:

South Manto: 2.0 metres grading 1.8 per cent copper (Cu) and 25 parts per billion (ppb) gold (Au) 1.6 metres grading 2.1 per cent Cu and 18 ppb Au;

Main Manto: 2.0 metres grading 4.3 per cent Cu and 0.46 gram per tonne (g/t) Au; and

North Manto: 1.8 metres grading 3.3 per cent Cu and 38 ppb Au 1.2 metres grading 1.9 per cent Cu and 2.0 g/t Au.

At the El Cuervito prospect steeply dipping magnetite-silica veins occur within a north-south trending shear zone up to 1,700 metres wide. The intrusive and volcaniclastic hosted veins vary from one metre to ten metres in width and are traceable intermittently along strike for up to two kilometres. Alteration associated with these showings is typical of that associated with IOCG deposits. A composite dump sample from one of these occurrences (Santa Maria 1) returned the following values: less than 10 per cent Cu, 2.6 g/t gold, 15.4 g/t silver, 13.9 per cent iron.

The El Encanto Fault zone is a major northeast-trending fault zone traceable for eight kilometres along strike and averaging 150 to 250 metres in width. This structure is locally associated with broad zones of epidote alteration and frequently copper-oxide mineralization. Mineralization comprises secondary copper minerals associated with quartz and specular hematite. Chip samples from one showing (Llanito Colorado) returned the following values: 3.0 metres grading 4.7 per cent Cu, 176 ppb Au and 49 g/t Ag. This type of mineralization is typical of distal or high-level mineralization within an IOCG system which has undergone oxidation and supergene enrichment.

The Manto Amargosa is a recently discovered occurrence of extensive Cu and iron-oxide mineralization in a fragmental volcanic unit. Mineralization is found over a distance of approximately 450 metres along an arroyo and its total dimensions are presently undefined. A chip sample of one zone of mineralization returned a value of 1.4 per cent Cu over 10 metres. This occurrence and several others in the immediate area are associated with discrete high-frequency magnetic anomalies.

Each of the prospects defined to date by the Anglo joint venture, as well as numerous other magnetic anomalies, will be further evaluated by more detailed ground surveys and geophysical modelling to define drill targets.

Marcona IOCG District, Peru

The Marcona IOCG District is a part of the central Andean coastal iron belts of Chile and Peru. This region is host several producing IOCG type deposits including the Candelaria deposit containing approximately 475 million tonnes at 0.95 per cent copper.

On October 17, 2003, the Company announced the acquisition of the Carbonara and Daniela mineral concessions totalling approximately 30,000 hectares and located in the Marcona IOCG District of the Pacific coastal belt in Peru. Approximately 10,000 of the 30,000 hectares are subject to an underlying agreement with Rio Tinto Mining and Exploration Ltd. On November 28, 2003, the TSX Venture Exchange accepted for filing option agreements dated Oct. 1, 2003, and Oct. 23, 2003, between the Company and Minera Koripampa del Peru SA, whereby the company has been granted an option on the Carbonera property and the Daniela property, which are located in the Marcona district in Peru. The total consideration is 650,000 common shares, payable over a 24-month period, assuming and performing $450,000 in exploration expense pursuant to an underlying agreement with Rio Tinto Mining and Exploration Ltd. (“RT”) over three years ending Aug. 22, 2006, and the payment of $500,000 (U.S.) on or before Aug. 22, 2007, to Rio Tinto.

Copper mineralization on the 30,000 hectare Carbonara and Daniela mineral concessions defines a broad northwest-trending belt within which the copper occurs as secondary copper oxides. Individual grab samples assay up to 18-per-cent copper and up to six grams per tonne gold.

On February 3, 2004 the Company announced the acquisition of the Pampa de Pongo iron deposit located in the Marcona IOCG District of Peru. The Pampa de Pongo mineral concession covers a total of 8,000 hectares and is located 60 km southwest of the city of Nasca and 400 km south of Lima, Peru. A deep sea port facility is located 42 km northwest of the Pampa de Pongo project at Puerto San Nicolas.  An agreement has been signed between the Company and Minera Koripampa del Peru SA (“Koripampa”), whereby the company has been granted an option to earn a 100% interest in the Pampa de Pongo project. Koripampa, a private Peruvian company, will receive a combination of cash and shares, and Cardero will assume all terms and conditions of the underlying agreement with RT and make the following payments to RT or RT’s designated affiliates:

Due Date	Payment US$
27 January 2005	$50,000
27 January 2006	$50,000
27 January 2007	$100,000
27 January 2008	$300,000
TOTAL	US$500,000

The Pampa de Pongo iron deposit was discovered by RT in 1994 while exploring a large magnetic anomaly 30 km southeast of the Marcona iron ore mine.  The strike length of the iron deposits have been confirmed in drilling over a distance of approximately six kilometres. The thickest intersection to date is 169 metres of magnetite at 52.9% iron. Preliminary metallurgical test work indicates that simple low intensity magnetic separation could produce a saleable concentrate with 66 to 69% iron.

Olaroz Project, Argentina

The Company began drilling on the Providencia and Chingolo properties in April, 2003 and the results available to date are summarized below.  The Olaroz project comprises mineral concessions encompassing 35,000 hectares located in the province of Jujuy in northwestern Argentina.  The Olaroz project, which consists of a number of individual concessions, was acquired under the terms of four separate option agreements announced by the Company on September 30, 2002, and includes the La Providencia silver deposit and the nearby Chingolo silver prospect.  The Company subsequently acquired rights to the Cozzi property and the Mina Libertad concession, which are part of the Olaroz project.  The silver mineralization at La Providencia Mine and the Chingolo silver prospect occurs in poorly cemented piedmont-fan and talus conglomerates which are part of a Tertiary graben fill.  In a news release dated September 30, 2002, the Company reported results of 54 chip samples from open pits at the historic La Providencia mine.  Chip sampling tested an area 120 metres wide by 550 metres long over an estimated vertical interval of 75 metres and returned a weighted average grade of 494.8 grams silver per tonne.

In a news release dated June 19, 2003 assays from the initial two drill holes at Chingolo and the first nine holes at Providencia were reported.

At Chingolo the holes were designed to test the altered conglomerate immediately underlying a silica-barite cap and coincident geochemical anomaly.

Drill Hole No.	Hole Depth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)	Rock types
DDH-C01	241.0 m	40.3	130.0	89.7	24.1	Conglomerate
						Conglomerate
DDH-C02	241.1 m	47.3	61.0	13.7	43.7	Conglomerate
	And	89.0	159.0	70.0	32.1	Conglomerate
	And	178.0	241.1	63.1	10.4	Conglomerate

A program of detailed mapping and trenching was initiated at Chingolo. Results of this program indicate that the alteration zone within which the first two holes were completed now measures approximately 1,600 metres long by 800 metres wide.

At Providencia the initial nine holes tested the immediate vicinity of the Providencia Mine workings and were designed to determine controls on silver mineralization.  Assays are described in the table below.

Drill Hole No.	Hole Depth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)	Rock types
DDH-P01	51.2 m	0.7	17.0	16.3	60.2	conglomerate + siltstone
	and	25.0	51.2	26.2	24.3	Siltstone

DDH-P02	59.4 m	3.0	11.0	8.0	14.4	conglomerate + sandstone
	and	26.0	50.0	24.0	16.3	conglomerate + siltstone
	including	32.0	37.0	5.0	35.0	conglomerate + siltstone

DDH-P03	46.8 m	1.5	18.0	16.5	43.8	sandstone + conglomerate
	and	26.0	41.0	15.0	27.9	sandstone + conglomerate

DDH-P04	40.2 m	9.0	22.0	13.0	63.4	conglomerate

DDH-P05	43.6 m	1.5	36.0	34.5	133.2	conglomerate + siltstone

DDH-P07	60.0 m	3.0	27.0	24.0	100.3	conglomerate + sandstone

DDH-P08	51.2 m	3.0	21.0	18.0	49.7	conglomerate

DDH-P09	31.4 m	1.5	22.0	20.5	60.0	conglomerate

DDH–P10	49.4 m	19.0	25.0	6.0	31.0	conglomerate

The initial drilling at Providencia provided a preliminary estimate of the distribution and controls of silver mineralization at Providencia. In a review of results of this initial drill program the Company concluded that significant core loss may have been a contributing factor to lower than expected grades of silver in certain areas. Several areas were re-drilled to address this concern, including the area of mineralized conglomerate beds to the east, west and south of the Providencia fault block. Results of this drilling were reported in a News Release dated July 21, 2003 as follows:

Drill Hole No.	Dip/ azimuth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)
DDH-PO6	-75/270	3.05	22.00	18.95	224.3
	Including	3.05	15.00	11.95	339.3
DDH-PO6A	-75/270	1.50	15.00	13.50	556.5
DDH-PO6B	-75/270	1.50	15.00	13.50	497.1
DDH-PO6C	-75/270	1.50	15.00	13.50	406.1
DDH-PO11	-50/270	6.10	14.00	5.90	16.9
		31.00	50.60	19.60	25.8
DDH-PO12	-50/270	32.00	62.00	30.00	38.7
		77.00	81.00	4.00	52.8
DDH-PO13	-50/270	37.00	57.00	20.00	37.4
		69.00	80.00	11.00	82.8
		92.00	102.00	10.00	39.7
DDH-PO14	-50/270	53.00	59.00	6.00	18.7
		88.00	91.00	3.00	24.7
		116.00	132.00	16.00	35.2
DDH-PO15	-50/270	57.00	60.00	3.00	50.0
		83.00	89.00	6.00	29.3
		118.00	118.40	0.35	43.0
DDH-PO16	-50/270	No silver values intersected
DDH-PO19	-50/270	Sporadic anomalous silver values intersected
DDH-PO22	-50/270	1.00	41.00	40.00	187.1
	Including	1.00	12.00	11.00	452.7

On September 24, 2003, the Company provided an update on the exploration programs at the Olaroz silver project in Argentina. At Chingolo, a program of mapping and trenching was completed. Results from the trenching confirmed that the alteration zone measures approximately 1,600 metres in length by up to 800 metres in width. At Providencia property surface mapping at a local and regional scale continued and a trenching program commenced in September, 2003, in anticipation of a fall drill program.

On January 22, 2004, the Company announced results from the drill programs completed at Chingolo and Providencia late in the Fall of 2003. Six diamond drill holes (DDH 23 – 28 incl.) were completed at Providencia for a total of 313 metres. The objective of all six holes was improved definition of near surface mineralized conglomerate and sandstones previously mapped and tested by the Spring 2003 drill program. Five of the six holes (DDH 23 – 27), were located in and around the old Providencia Mine pits and drilled to the west at an inclination of minus 55°. The sixth hole (DDH 28) was collared at the south end of the North Fault Block, immediately north of the Providencia Mine.

The host rocks at Providencia are described as matrix supported conglomerate and coarse sandstone. The Fall 2003 drill program frequently experienced significant core loss, most notably in zones interpreted to have been comprised of mainly matrix and fracture fill.  Such a loss is a serious issue as the matrix and fracture fill host the bulk of the mineralization. Accordingly the sampling procedures were modified to incorporate a program of recovery and assay of drill sludge returns to provide an indication of the metal values associated with the material not recovered in core.

Significant core assay intervals and associated sludge sample values are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Core Ag (ppm)	Sludge Equivalent Interval Ag (ppm)
23	1.52 – 29.4	27.88	44.80	52.53
24	9.0 – 23.0	14.00	87.00	97.00
25	12.0 – 17.0	5.00	28.76	28.78
25	25.0 – 34.0	9.00	22.24	27.740
27	20.0 – 49.0	29.00	78.72	108.90
28	52.0 – 85.0	33.00	59.37	107.00
28	74.0 – 78.0	4.00	293.65	405.75
28	81.0 – 85.0	4.00	90.25	92.35
28	98.0 – 103.0	5.00	40.12	66.20
28	113.0 – 115.0	2.00	204.5	226.50

There is a readily apparent correlation of both high and low values in the core and sludge assays suggesting that the core assays are underestimating the overall silver values. To address this problem the Company is currently planning a 2,000 metre program of reverse circulation drilling which will enable the collection of non-contaminated samples from both above and below the water table. The Company is also considering collection of a bulk sample, initially from the Providencia pits, in order to gain a more accurate understanding of the overall grade of the mineralized sequence.

At Chingolo six inclined diamond drill holes were completed in the Fall 2003 program for a total of 1,194 metres. Of the six holes drilled three encountered significant silver values while the remaining three holes appear to have been drilled on the periphery of the interpreted zone of mineralization. Significant intersections are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Ag Grade (ppm)
DDH CH03-3	144.00 – 150.00	5.00	71.0
DDH CH03-7	229.20 – 227.02	2.18	32.6
	170.99 – 229.20	58.21	56.8
DDH CH03-8	10.82 – 13.00	2.18	138.3
	59.00 – 64.00	5.00	62.3

The interpreted zone of mineralization is approximately 125 metres wide and has been traced along strike for approximately 250 metres.

Condor Yacu Project, Argentina

With respect to the Condor Yacu project in Argentina, the Company entered into an agreement on January 14, 2003 whereby Maximus Ventures Ltd. (TSXV: MXV) can earn an 80% interest in the Condoryacu project.  To acquire the interest Maximus is required to make the property payments to the underlying vendor aggregating US$1,000,000 and incur exploration expenditures totalling US$2,000,000 over the next four years.

Maximus completed a preliminary phase of diamond drilling at Condor Yacu, the results of which were reported in a Maximus news release dated June 12, 2003.

Franco Property, Mexico

On September 17, 2003, the Company announced that it had entered into an option agreement with Las Minas de Franco, S.A. de C.V., a private Mexican company at arm’s length to the Company, to acquire the Franco project in the state of San Luis Potosi in Mexico. The Franco property consists of two concessions aggregating 983 hectares and is located 60 kilometres southeast of the city of San Luis Potosi. The cash payments and work expenditures to acquire a 100% interest in the Franco project are as follows:

The acquisition will provide Cardero with a 100% interest subject to a 2% NSR royalty of which 1% can be bought anytime for US$2.0 million.

The Franco project covers a partially exposed, high level, epithermal precious metal system hosted by Tertiary rhyolitic volcanics.  Mineralization consists of a NNW trending swarm of quartz veins and stockwork exposed in an area measuring about 1 kilometre (N-S) by about 500 meters (E-W).

Gachupines, Mexico

On November 12, 2003, the Company announced an option agreement with Compania Minera Palo Fierro, S.A. de C.V. (“Fierro”), a private Mexican company, to acquire the Gachupines property. The Gachupines mineral concession is located 100 km southeast of Hermosillo in the state of Sonora, Mexico. The Company has the right to acquire a 100-per-cent interest in the Gachupines property by completing payments to Fierro totaling $320,000 and 255,000 common shares payable in stages over a 48-month period, and $85,000 in exploration expenditures on or before May 30, 2004. The property covers multiple gold occurrences some of which show a potential to host bulk tonnage type gold deposits.

Transactions with Related Parties

    Henk Van Alphen, President paid management fees of $8,000 per month
    Marla Ritchie, Corporate Secretary paid salary of $5,000 per month
    Ken Carter, Director paid consultancy fees of $475 per day

Material Contracts and Commitments

Other than with respect to the agreements through which the Company has acquired its interests in its various properties, contracts related to the exploration of its properties (all of which are in the normal course of business), and consulting agreements with certain of its officers, the Company does not have any material contracts or commitments.

Investor Relations Activities

Investor relations activities on behalf of the Company are carried out primarily by Henk Van Alphen, the President of the Company, who is available to answer shareholder inquiries at 604-408-7488.  In addition, on June 6, 2003, the Company entered into an Investor Relations Agreement with Rock Marketing Inc., of North Vancouver, BC, which is intended to deal primarily with the Company’s European investor base.  Pursuant to this agreement, Rock will provide the Company with certain public relations services for an initial term of six months.  Rock will focus primarily on introducing and presenting the Company and its mineral projects to individual and institutional European investors and analysts, translating the Company’s corporate information into German and disseminating such information through the German financial press and internet website portals.  In addition, Rock will assist the Company in the preparation of advertising and promotional materials and generally increasing the public’s awareness of the Company and its activities and mineral projects.  The Company will pay Rock a monthly retainer fee of US$3,000, plus additional fees for specific public relations activities of up to US$32,300.  Rock is an arms length to the Company and its principals, and does not presently hold, directly or indirectly, any securities, or rights to acquire securities of the Company.  Following the initial term of the contract, the Company extended the terms of the contract, paying Institutional Market Communications Inc. (formerly Rock Marketing Inc.) a monthly fee of Cdn$6,000/month.  The term of this contract may be terminated by either party with 30 days written notice.

On January 1, 2004, the Company entered into an agreement with 516022 BC Ltd. whereby the services of Joseph Charland will be made available to Cardero to advise and oversee the preparation of information materials with respect to its projects and the dissemination of this material to existing and potential shareholders and to assist in obtaining, developing and maintaining contacts.   The term of the agreement is for twelve months and will be automatically extended for additional six month period unless otherwise terminated. Compensation for the agreement is the sum of $3,000 per month plus expenses and 150,000 incentive stock options exercisable at a price of $2.35 for two years and include vesting provisions as to 37,500 common shares for each three month period until all of the options have vested (no Option will be exercisable until it has vested).  The term of this contract may be terminated by either party with 30 days written notice.

Material Proceedings

The Company is not involved in any material proceedings and does not have any material contingent liabilities. The Company does not have any material debt obligations.  There have been no special resolutions passed by the members during the period ended January 31, 2004.  There are no pending regulatory approvals nor is the Company in breach of any corporate or securities laws.

3.

SUBSEQUENT EVENTS

On March 18, 2004 the Company closed a brokered private placement of 2,600,000 units (the “Units”) at a price of $2.60 per Unit, raising gross proceeds of $6,760,000 (the “Offering”).  Each Unit consists of one common share (“Share”) and one common share purchase warrant (“Warrant”).  Each Warrant is exercisable for a period of 18 months to acquire one additional Share (“Warrant Share”) at a price of $3.25 per Warrant Share until March 17, 2005 and thereafter at a price of $3.50 per Warrant Share until September 17, 2005.  Pacific International Securities Inc. acted as the agent for the Offering (“Agent”).

The Agent received an aggregate commission of $405,600, of which $152,100 was paid in cash and $253,500 was paid through the issuance of 97,500 Units, having the same terms and conditions as the Units issued pursuant to the Offering, and a corporate finance fee of $30,000.  In addition, the Agent received agent’s options (“Agent’s Options”) entitling the Agent to purchase up to 260,000 Units of the Company (“Agent’s Units”) at a price of $2.65 per Agent’s Unit until March 17, 2005.  Each Agent’s Unit consists of one common share and one common share purchase warrant, with each such warrant being exercisable to acquire one common share at a price of $3.30 per share until March 17, 2005 and thereafter at a price of $3.55 per share until September 17, 2005.

All of the securities issued in connection with the Offering, including the Agent’s Units and Agent’s Options, are subject to a hold period in Canada until July 18, 2004.

The gross proceeds of the Offering are intended to be used to fund property payments, taxes and exploration programs on the Company’s exploration projects in Argentina, Mexico and Peru, for ongoing mineral property investigations and the acquisition of additional mineral properties, and for general and administrative expenses and working capital.

On March 5, 2004 the Board of Directors approved a motion to put Henk Van Alphen, President & CEO on salary at a rate of $15,000.00 per month.

On March 29, 2004 the Company issued 150,000 common shares pursuant to the Providencia Norte agreement, Olaroz Project, Argentina.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

Cardero does not have any restrictions on the use of its funds as a result of prospectus filings.  At January 31, 2004, the Company had working capital of $10.8 million (compared with working capital of $3.7 million as at October 31, 2003).  The increase in working capital is as a result of the private placements completed by the Company in December of 2003, as well as monies received from the exercise of private placement warrants and incentive stock options, which have generated monies in excess of the amounts utilized by the Company to date in connection with its ongoing activities.

5.

LIQUIDITY AND SOLVENCY

At January 31, 2004, Cardero had a working capital of $10.7 million.  The Company’s general and administrative costs, net of its small interest income, are approximately $65,000 per month.  The Company has sufficient working capital to meet its ongoing obligations as they come due, and to fund its presently planned exploration programs on its Argentinean, Mexican and Peruvian projects, as well as investigate additional property acquisitions.  However, the Company does not presently have sufficient funds to meet all of the payments necessary to complete the acquisition of all of its present mineral properties, some of which require large payments in 2004 and 2005.  The Company will require additional funding in order to meet these payments and to carry on exploration in those years.  The Company has no internal source of funding, and its only source of funding is the issuance of additional equity securities or the sale or joint venture of its mineral properties.  Management believes that, if the results of its exploration programs on its current properties are favourable, the Company will be able to raise the funding necessary to carry on its activities on these properties, but there can be no guarantee that the results will be favourable or that it will, in fact, be able to raise the required funding as and when necessary.  The success of the Company depends on its ability to fund the exploration on, and acquisition costs of, its existing projects or to find new projects and then finance the acquisition and exploration of such properties (see subsequent events).